Issuer Free Writing Prospectus dated February 8, 2018

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

Dated February 5, 2018 and Registration Statement Nos. 333-220369 and 333-220369-01

SOTHERLY HOTELS LP

7.25% SENIOR NOTES DUE 2021

FULLY AND UNCONDITIONALLY GUARANTEED BY SOTHERLY HOTELS INC.

PRICING TERM SHEET

Dated: February 8, 2018

Issuer:	Sotherly Hotels LP

Guarantor:	Sotherly Hotels Inc.

Aggregate Principal Amount:	$25,000,000 (or $28,750,000 if the underwriters’ option to purchase additional notes is exercised in full)

Trade Date:	February 8, 2018

Settlement Date (T+2):	February 12, 2018

Maturity:	February 15, 2021

Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2018

Coupon (Interest Rate):	7.25% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months, from the Settlement Date

Issue Price to Investors:	$25 per note

Optional Redemption Provision:	On or after February 15, 2019, in whole or in part for cash at a price equal to 101% of the principal amount redeemed together with accrued and unpaid interest, if any, to the date of redemption

Change of Control:	The occurrence of a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement) will require Sotherly Hotels LP to offer to repurchase the notes for cash at a price equal to 102% of the principal amount together with accrued and unpaid interest, if any, to, but not including, the date of repurchase

Denominations:	$25 minimum denominations and $25 integral multiples thereof (the principal amount of the notes will be reflected in units with each unit being worth $25)

Underwriters’ Discount:	$1.00 per note

Proceeds to Issuer (before expenses):	$24,000,000

Use of Proceeds:	We intend to use the net proceeds from this offering, together with existing cash on hand and the proceeds of the Arlington Financing (as defined in the preliminary prospectus supplement) to finance the purchase price of the Arlington Acquisition (as defined in the preliminary prospectus supplement) and for general corporate purposes, including acquisition of additional hotels, the repayment of other outstanding indebtedness, capital expenditures, the improvement of hotels in our portfolio, working capital and other general purposes

Exchange:	We have applied to list the notes on the NASDAQ Global Market, or NASDAQ. If the listing is approved, we expect trading in the notes on NASDAQ to begin within 30 days of February 12, 2018, the original issue date under the trading symbol “SOHOK”

CUSIP/ISIN:	83600E 307 / US83600E3071

Lead Left Book-Running Manager:	Sandler O’Neill & Partners, L.P.

Passive Book-Running Manager:	Stephens Inc.

Sotherly Hotels Inc. and Sotherly Hotels LP have filed a registration statement (including a prospectus dated September 20, 2017 and a preliminary prospectus supplement dated February 5, 2018) on Form S-3 (File Nos. 333-220369 and 333-220369-01) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about Sotherly Hotels Inc. and Sotherly Hotels LP and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Sotherly Hotels Inc., Sotherly Hotels LP, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Sandler O’Neill + Partners, L.P. at 1251 Avenue of the Americas, 6th Flr., New York, New York 10020, Attention: Prospectus Department, or by calling toll-free 1-866-805-4128, or by email at syndicate@sandleroneil.com.